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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 5)*

                      Dairy Mart Convenience Stores, Inc.

                               (Name of Issuer)

                Class B Common Stock, Par Value, $.01 Per Share
                        (Title or Class of Securities)

                                   233860105
                                 (CUSIP Number)

                       DM Associates Limited Partnership
                             c/o Charles Nirenberg
                      Dairy Mart Convenience Stores, Inc.
                                One Vision Drive
                               Enfield, CT  06032

                                   Copies to:

                            Daniel L. Goldberg, Esq.
                             Bingham, Dana & Gould
                               150 Federal Street
                               Boston, MA  02110
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 19, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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      Reference is hereby made to the Statement on Schedule 13D, dated March 12,
1992, filed jointly by DM Associates Limited Partnership, DM Management Associates, and Frank Colaccino, as amended by (i) Amendment No. 1 thereto, dated August 29, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (ii) Amendment No. 2 thereto, dated September 1, 1994, filed jointly by DM Associates Limited Partnership, DM Management Associates and Frank Colaccino, (iii) Amendment No. 3 thereto, dated September 8, 1994, filed jointly by DM Associates Limited Partnership, New DM Management Associates and Charles Nirenberg, and (iv) Amendment No. 4 thereto, dated January 27, 1995, filed jointly by DM Associates Limited Partnership, New DM Management Associates I, New DM Management Associates II, Frank Colaccino, Charles Nirenberg, Robert B. Stein, Jr., Gregory G. Landry and Mitchell J. Kupperman (said Statement on Schedule 13D, as so amended, being hereinafter referred to as the "Schedule 13D"). This Amendment No. 5 to Schedule 13D amends and supplements certain information with respect to DM Associates Limited Partnership, New DM Management Associates I and Charles Nirenberg provided in the Schedule 13D. Unless otherwise defined herein, capitalized terms used herein have the same meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

      Item 4 of Schedule 13D is hereby modified and amended by adding the following at the end thereof:

          At the meeting of the Board of Directors of the Company (the "Board") held on April 20, 1995, the Board established a nominations committee (the "Nominations Committee") for the purpose of recommending to the Board a list of individuals to be nominated by the Board for election or reelection, as the case may be, as directors of the Company at the Company's 1995 Annual Meeting of Stockholders. Current members of the Board may submit names of potential nominees for the consideration of the Nominations Committee no later than June 1, 1995. The Nominations Committee will make a recommendation to the Board at the meeting of the Board scheduled for June 8, 1995 and the Board will, at such meeting, consider such recommendation and agree on a slate of nominees that the Board will recommend for election or reelection.

          Charles Nirenberg, a director of the Company and the Managing Partner of DM Management I, intends (i) to propose to the Nominations Committee that the size of the Board be increased from eight to nine directors and
     (ii) to submit to the Nominations Committee the names of all current members of the Board, other than John Everett, as nominees for reelection


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     to the Board, and the names of three additional individuals as nominees for election to the Board. Of such three additional individuals, two would be nominees for election as Class B directors and one would be a nominee for election as an additional Class A director. Of the two nominees for election as Class B directors, one would fill the existing vacancy in the Board and the other would stand for election in lieu of Mr. John Everett.

          If Mr. Nirenberg's proposed nominees were to be nominated by the current Board and elected by the stockholders at the 1995 Annual Meeting of Stockholders, Mr. Nirenberg intends to propose to the newly-elected Board of Directors of the Company (the "New Board") that he be appointed as Chief Executive Officer of the Company. Mr. Nirenberg believes that he would have sufficient support among the members of the New Board to become Chief Executive Officer of the Company.

          In the event that Mr. Nirenberg were to be appointed by the New Board as Chief Executive Officer of the Company, Mr. Nirenberg anticipates that he would make a complete evaluation of the Company's management team. Recommendations as to the retention or dismissal of any member of the Company's management team would be discussed by Mr. Nirenberg with the New Board and decissions as to the retention or dismissal of any such member would be made by the New Board on a case by case basis. Such decisions will be based on factors including, without limitation, merit and compatibility.

          If the Nominations Committee does not recommend that the Board approve Mr. Nirenberg's proposed nominees or if the Board does not nominate Mr. Nirenberg's nominees for election to the Board and vote to recommend that the stockholders of the Company elect such nominees to the Board, Mr. Nirenberg, in his capacity as Managing Partner of DM Management I, the General Partner of DM Associates, intends to explore the possibility that DM Associates, the largest stockholder of the Company, vote all or a portion of its shares of Class B Common Stock to effect changes in the composition of the Board, which may not be identical to those described above but which would, in any event, facilitate the changes in the management team of

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     the Company outlined above, including the appointment of
     Mr. Nirenberg as the Chief Executive Officer of the Company.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT A      Agreement relating to the joint filing of this Amendment No. 5 to
               Schedule 13D, as required by Rule 13d-1(f).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                           DM ASSOCIATES LIMITED PARTNERSHIP

                           By: New DM Management Associates I,
                                General Partner

                              By: /s/ Charles Nirenberg
                                  ---------------------
                                    Charles Nirenberg,
                                      Managing General Partner

                           NEW DM MANAGEMENT ASSOCIATES I

                           By: /s/ Charles Nirenberg
                               ---------------------
                            Charles Nirenberg,
                              Managing Partner


                           /s/ Charles Nirenberg
                           ---------------------
                           Charles Nirenberg


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                                                                       EXHIBIT A


     The undersigned agree that a statement on Schedule 13D to be filed with the Securities and Exchange Commission on May 19, 1995, will be filed on behalf of each of them.


                                           DM ASSOCIATES LIMITED PARTNERSHIP

                                           By: New DM Management Associates I,
                                                General Partner

                                              By: /s/ Charles Nirenberg
                                                  ---------------------
                                                    Charles Nirenberg,
                                                      Managing General Partner

                                           NEW DM MANAGEMENT ASSOCIATES I

                                           By: /s/ Charles Nirenberg
                                               ---------------------
                                               Charles Nirenberg,
                                                 Managing Partner


                                           /s/ Charles Nirenberg
                                           ---------------------
                                           Charles Nirenberg